UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                          Storm Cat Energy Corporation
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                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   862168101
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                                 (CUSIP NUMBER)

                                 Adam Abramson
                            1346049 Ontario Limited
                      22 St. Clair Avenue East, 18th Floor
                            Toronto, Ontario, Canada
                                    M4T 2S3
                                 (416) 361-1498
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               December 30, 2010
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1346049 Ontario Limited
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    17,905,628
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           17,905,628
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,905,628*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trapeze Asset Management Inc.
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    11,045,293
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,045,293
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,905,628*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------
                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trapeze Capital Corp.
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    5,407,343
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,407,343
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,905,628*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD
--------------------------------------------------------------------------------
                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Randall Abramson
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    17,905,628
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           17,905,628
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,905,628*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
                                   *See Item 5

This Amendment No. 5 (the "Amendment") with respect to the Common Stock of Storm Cat Energy Corporation ("Storm Cat") amends and supplements the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on January 31, 2007. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 20, 2010, pursuant to private agreements, TAMI and TCC sold on behalf of their respective advisory clients an aggregate of 4,919,420 shares of Common Stock at CDN$0.00001 per share for aggregate proceeds of approximately $49.19.

After the sale, the purchase price of the remaining Common Stock and notes convertible into Common Stock held by Reporting Persons and reported in this
Schedule 13D was CDN$9,948,866 in respect of the Common Stock and US$14,015,300 in respect of the convertible notes. The Common Stock and convertible notes to which this Schedule 13D relates were purchased using available funds in discretionary investment accounts managed by either TAMI or TCC and the advisory clients of TAMI and TCC provided the funds to purchase such securities (with the exception of US$1,700,000 principal amount of convertible notes purchased by Randall Abramson with his personal funds).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Since Abramson, Holdco, TAMI and TCC comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on December 30, 2010, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 11,978,889 shares of Common Stock issuable upon the conversion of convertible notes held by the Reporting Persons, was 17,905,628 shares. Of this amount, 1,452,991 shares of Common Stock were held by Abramson directly; nil shares of Common Stock were held by Holdco directly; 5,407,343 shares of Common Stock were owned by advisory clients of TCC and held in accounts managed by TCC; and 11,045,293 shares of Common Stock were owned by advisory clients of TAMI and held in accounts managed by TAMI. The foregoing amounts include: 1,452,991, nil, 2,603,504 and 7,922,393 shares issuable upon the exercise of convertible notes owned by (or in client investment accounts managed by), Abramson, Holdco, TCC and TAMI, respectively. Each convertible note is convertible into Common Stock at a conversion price of US$1.17 per share of Common Stock, maturing March 31, 2012.

(b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on December 30, 2010. Abramson exercises sole voting and dispositive power over shares held by each of the Reporting Persons. Holdco exercises sole voting and dispositive power over shares held by each of the Reporting Persons. TAMI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. TCC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1 (except to the extent that shares are held in discretionary investment accounts managed by TAMI and TCC).

(c) Except for the transactions to which this Schedule 13D relates, no transactions with respect to the Common Stock have been effected in the past 60 days by the Reporting Persons. On December 20, 2010, the following shares of Common Stock were sold pursuant to private agreements at a price of $0.00001 per share:

     o   TAMI, on behalf of managed accounts: 4,139,753
     o   TCC, on behalf of managed accounts: 779,667

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated February 5, 2007, by and between Holdco, TAMI, TCC and Abramson. *

--------------------------------------------------------------------------------
* Previously filed with Amendment No. 1 to Schedule 13D on March 30, 2007.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE DECEMBER 30, 2010

                                         1346049 ONTARIO LIMITED

                                   /s/ Randall Abramson
                                   ---------------------------------
                                   Randall Abramson
                                   Chief Executive Officer

                                       TRAPEZE ASSET MANAGEMENT INC.

                                   /s/ Randall Abramson
                                   ---------------------------------
                                   Randall Abramson
                                   Chief Executive Officer

                                        TRAPEZE CAPITAL CORP.

                                   /s/ Randall Abramson
                                   ---------------------------------
                                   Randall Abramson
                                   President

                                   /s/ Randall Abramson
                                   ---------------------------------
                                   Randall Abramson

                                   SCHEDULE 1

         INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
                         OFFICERS OF REPORTING PERSONS

The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons. Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of Storm Cat Energy Corporation as indicated in the table below. The shares described below are included in the beneficial ownership of Storm Cat Energy Corporation common stock reported by the Reporting Persons in this filing. Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons. Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.

NAME:                    RELATIONSHIP TO REPORTING PERSON:            BENEFICIAL
                                                                      OWNERSHIP:
Adam Lyle Abramson       TAMI:      Director, Vice-President and
                                    Associate Portfolio Manager       46,644(1)
                         TCC:       Director, Vice-President and
                                    Associate Portfolio Manager
Herbert Abramson         TAMI:      Director, Chairman, Portfolio
                                    Manager                              --
                         TCC:       Director, Chairman, Portfolio
                                    Manager
Bryan Rakusin            TCC:       Vice-President and Portfolio
                                    Manager                              --
Donald Hugh Carlisle     TAMI:      Vice-President and Portfolio
                                    Manager                           129,915(2)
William Richard Hermon   Holdco:    Director and Vice-President       15,385(3)
                         TCC:       Portfolio Manager
Mohammad Abdul Salam     TAMI:      Chief Financial Officer              --
                         TCC:       Chief Financial Officer
William Edgar John       TAMI:      Vice-President
Hayden                                                                13,383(4)
Mikhail Vinokur          TAMI:      Vice-President and Portfolio
                                    Manager
                         TCC:       Vice-President and Portfolio      1,000
                                    Manager

(1) Includes 5,128 shares issuable upon the conversion of notes owned by Mr. Abramson; 8,500 shares of common stock and 6,838 shares issuable upon the conversion of notes held by Mr. Abramson's spouse, Bonnie Goldberg. These shares have been included in the beneficial ownership of common stock reported by TCC on behalf of its advisory clients.

(2) Includes 65,812 shares issuable upon the conversion of notes owned by Mr. Carlisle; and 64,103 shares issuable upon the conversion of notes held by 1051937 Ontario Ltd., a company controlled by Mr. Carlisle.

(3) Includes 15,385 shares issuable upon the conversion of notes held by Mr. Hermon's spouse, Susan Sweeney Hermon. These shares have been included in the beneficial ownership of common stock reported by TCC on behalf of its advisory clients.

(4) Includes 7,400 shares of common stock and 5,983 shares issuable upon the conversion of notes held by Mr. Hayden's spouse, Diane Hayden. These shares have been included in the beneficial ownership of common stock reported by TAMI on behalf of its advisory clients.

The business address for each of the above-referenced persons (except Mr. Hermon) is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3. The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6.

                                 END OF FILING